UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number:  0-32115

Enterra Energy Trust (Translation of registrant's name into English)

2600, 500-4th Avenue S.W. Calgary, Alberta T2P 2V6 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F ___X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No    X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The documents attached as Exhibit 99.1 through 99.6 to this 6-K shall be incorporated by reference into the Registration Statements under the Securities Act of 1933 on Form F-10 Registration Statement (No. 333-129601), the registration statement on Form S-8 (No. 333-120996) and the Registration Statements on Form F-3 (Nos. 333-113609 and 333-115318).

The Issuer is filing material documents not previously filed.

TABLE OF CONTENTS

The following documents are filed as part of this Form 6-K:

Exhibit	Description
99.1	News Release dated May 15, 2006 June Distribution
99.2	News Release dated May 15, 2006 First Quarter Financials US dollar
99.3	News Release dated May 15, 2006 First Quarter Financials CDN dollar
99.4	Management’s Discussion and Analysis as of May 12, 2006 and First Quarter Financial Statement
99.5	Certification of the Chief Financial Officer
99.6	Certification of the President and Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 15, 2006

Enterra Energy Trust

By:    /s/ John Kalman

Name:

John Kalman

Title:

Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	News Release dated May 15, 2006 June Distribution
99.2	News Release dated May 15, 2006 First Quarter Financials US dollar
99.3	News Release dated May 15, 2006 First Quarter Financials CDN dollar
99.4	Management’s Discussion and Analysis as of May 12, 2006 and First Quarter Financial Statement
99.5	Certification of the Chief Financial Officer
99.6	Certification of the President and Chief Executive Officer